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                             February 23, 2021

       Brendan Duval
       Chief Executive Officer
       Glenfarne Merger Corp.
       292 Madison Avenue, 19th Floor
       New York, NY 10017

                                                        Re: Glenfarne Merger
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed February 17,
2021
                                                            File No. 333-253206

       Dear Mr. Duval:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 filed February 17, 2021

       General

   1. We note that Article XII of your amended and restated certificate of incorporation states that your exclusive
forum provision will not apply to claims under the Exchange Act or the Securities Act.
However, your risk factor on page 64 states that the federal courts shall be the exclusive
forum for a cause of action arising under the Securities Act. Please reconcile. In this
regard, we note that Article X of your amended and restated bylaws also contains an exclusive
forum. Please revise your bylaws to clearly state whether the provision applies to
claims arising under the Exchange Act.
 Brendan Duval
FirstName LastNameBrendan Duval
Glenfarne Merger Corp.
Comapany23,
February  NameGlenfarne
            2021        Merger Corp.
February
Page 2 23, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395
if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-
3457 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction